UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MIDAS, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFER OR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

UNDER THE AMENDED AND RESTATED MIDAS, INC. STOCK INCENTIVE PLAN AND THE AMENDED AND

RESTATED MIDAS, INC. TREASURY STOCK PLAN

(TITLE OF CLASS OF SECURITIES)

595626102

(CUSIP NUMBER OF CLASS OF SECURITIES)

ALVIN K. MARR, ESQ.

SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

1300 ARLINGTON HEIGHTS ROAD

ITASCA, ILLINOIS 60143

(630) 438-3000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

CAROL ANNE HUFF

KIRKLAND & ELLIS LLP

300 NORTH LASALLE

CHICAGO, ILLINOIS 60654

(312) 862-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$1,334,791	$95.17

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 766,840 shares of common stock of Midas, Inc. having an aggregate value of $1,334,791 as of August 12, 2010, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 per million dollars of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$95.17	Filing party:	Midas, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	August 12, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2 Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 12, 2010 (the “Schedule TO”) by Midas, Inc., a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by the Company to its eligible officers and key employees (“Eligible Persons”) to exchange certain stock options to purchase shares of its common stock, par value $0.001 per share, issued and outstanding under the Amended and Restated Midas, Inc. Stock Incentive Plan and the Amended and Restated Midas, Inc. Treasury Stock Plan (together with the Amended and Restated Midas, Inc. Stock Incentive Plan, the “Plans”) between 2004 and 2008 with an exercise price ranging from $15.22 to $23.99 per share (the “Eligible Options”). Pursuant to the Offer, the Company will exchange Eligible Options for replacement options issued under the same Plan under which the respective old option being exchanged was granted (the “Replacement Options”). The Replacement Options will each represent the right to purchase fewer shares at an exercise price equal to the closing price of the Company’s common stock on the New York Stock Exchange on the date of grant. Members of the Board of Directors will not be eligible to participate in the Offer. The Offer is being made upon the terms and subject to the conditions set forth in the Offering Memorandum dated August 12, 2010 (the “Offering Memorandum”) and the related Midas Stock Option Exchange Program Election Form, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively.

The information in the Offering Memorandum is hereby amended and supplemented to the extent specifically provided herein. This Amendment No. 1 is made for the purpose of reporting the results of the Offer.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to include the following:

The Offer expired at 12:00 midnight, EST, on September 9, 2010. Pursuant to the Offer, the Company accepted for exchange options to purchase an aggregate of 747,090 shares of its common stock, representing 100% of the 747,090 shares (after adjustment for options forfeited during the tender offer period) underlying the Eligible Options. In accordance with the terms and conditions of the Offer, effective September 9, 2010, the Company granted Replacement Options to purchase 297,760 shares of common stock with an exercise price of $7.52 per share in exchange for such tendered options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2010

MIDAS, INC.

By:	/S/ WILLIAM M. GUZIK
William M. Guzik
Executive Vice President and Chief Financial Officer

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